NATIXIS FUNDS TRUST I

June 19, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Funds Trust I

Post-Effective Amendment No. 114

(File Nos.: 2-98326 and 811-04323)

Dear Sir or Madam:

On behalf of Natixis Funds Trust I (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 114 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to
Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment will become effective on August 31, 2015.

The Registrant is filing the Amendment to revise the investment strategy and change the name of the Loomis Sayles Multi-Asset Income Fund (formerly the Natixis Diversified Income Fund). The Amendment does not relate to any other series of the Registrant. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to the disclosure and to incorporate any changes you may deem necessary.

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary